FILED BY FNB CORP.
                                            PURSUANT TO RULE 425 UNDER THE
                                            SECURITIES ACT OF 1933
                                            SUBJECT COMPANY: ROWAN BANCORP, INC.

[LOGO]FNB CORP                         ROWAN BANCORP, INC.

FOR IMMEDIATE RELEASE

February 12, 2002   8:30 a.m.


                   Rowan Bancorp, Inc. to Merge with FNB Corp.

         Asheboro, N. C. - Michael C. Miller, Chairman and President of FNB Corp.(NASDAQ: FNBN) and Bruce D. Jones, President and Chief Executive Officer of Rowan Bancorp, Inc. (Bulletin Board: RWNB.OB) today announced the signing of a definitive agreement for the merger of Rowan Bancorp into FNB Corp. The agreement provides that FNB will issue a combination of common stock and cash for each share of Rowan common stock. Based on Monday's closing for FNB, the transaction represents a price of $35.64 per share of Rowan common stock and a deal value of approximately $21.8 million. The merger will result in an institution with combined assets of over $700 million.

         "This is a very positive step for FNB," noted Mr. Miller. "Rowan Bancorp's markets complement those of FNB Corp. ideally. Rowan and Cabarrus counties are immediately adjacent to and a natural extension of our existing franchise in the central part of the state. With presence in strong communities such as China Grove, Salisbury and Kannapolis, Rowan Bancorp broadens our strong demographic base and positions our company well for future growth along the I-85 corridor."

         Rowan Bancorp's subsidiary, Rowan Bank, will continue to operate as a separate subsidiary of FNB Corp. The existing Rowan Board of Directors will remain in place and Bruce D. Jones will continue as the Rowan Bank President and CEO, and join the FNB Corp. Board of Directors. In addition, one other member of Rowan Bancorp's Board of Directors will join the FNB Corp. Board. FNB will name two new members to serve on the Rowan Bank Board of Directors.

         Mr. Jones added, "We are extremely pleased to join forces with FNB. We share a common heritage of serving our communities for nearly a century. This merger creates growth opportunities in commercial banking, noninterest income and technology banking areas that would have taken us longer to develop as a purely stand-alone institution. Our partnership with FNB Corp. will promote the best interests of Rowan Bancorp's customers, employees and shareholders alike."

         "We're really pleased for Bruce Jones and his team of employees and directors to be joining the FNB Corp. family," added Miller. "We look forward to building on each of our respective strengths, so that the resulting holding company will provide a broader range of services to our customers and improved returns for our shareholders."

         Rowan shareholders will be permitted to elect FNB Stock or cash, or a combination of each, subject to FNB's ability to limit the overall stock consideration to 45%. The stock portion of the consideration to Rowan shareholders is intended to qualify as a tax-free transaction. Rowan has granted FNB the option, exercisable under certain circumstances, to purchase up to 19.9% of Rowan shares outstanding.

         Subject to certain conditions including the approval of Rowan shareholders and applicable regulatory authorities, the merger is anticipated to close late in the second quarter or early in the third quarter of 2002.

         FNB Corp., headquartered in Asheboro, is the $590 million bank holding company for First National Bank and Trust Company, which operates sixteen offices in Chatham, Montgomery, Moore, Randolph, Richmond and Scotland counties in central North Carolina. First National Bank and Trust Company offers a complete line of financial services, including deposit, loan, trust and investment management services.

         Rowan Bancorp, headquartered in China Grove, is the $116 million bank holding company for Rowan Bank, which operates three offices in Rowan County. Chartered as a North Carolina State Savings Bank, Rowan has developed special niches in construction and residential and commercial real estate lending.

         This news release contains forward-looking statements, including estimates of future operating results and other forward-looking financial information for FNB Corp. and Rowan Bancorp. These estimates constitute forward-looking statements within the meaning of the risks and uncertainties. Actual results may differ materially due to such factors as: (1) expected cost savings from the merger not materializing within the expected time frame; (2) revenues following the merger not meeting expectations; (3) competitive pressures among financial institutions increasing significantly; (4) costs or difficulties related to the integration of the businesses of FNB and Rowan Bancorp being greater than anticipated; (5) general economic conditions being less favorable than anticipated; and (6) legislation or regulatory changes adversely affecting the business in which the combined company will be engaged. FNB does not assume any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

         FNB Corp. will file a registration statement with the Securities and Exchange Commission relating to the merger. The registration statement will include a proxy statement/prospectus, which will serve as the proxy statement of Rowan Bancorp relating to the solicitation of proxies for use at the meeting of Rowan's shareholders to approve the merger and the prospectus of FNB relating to the offer and distribution of FNB common stock in the merger. Investors are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the Securities and Exchange Commission because they contain important information. Investors will be able to obtain these documents free of charge at the Commission's web site (www.sec.gov). In addition, documents filed with the Commission by FNB Corp. will be available free of charge from the Treasurer and Secretary, FNB Corp., 101 Sunset Avenue, Asheboro, North Carolina 27203.

         The directors and executive officers of Rowan Bancorp may be soliciting proxies in favor of the merger from the shareholders of Rowan. Information about these directors and executive officers is contained in the most recent proxy statement issued by Rowan, copies of which may be obtained from the Secretary, Rowan Bancorp, Inc., 200 North Main Street, China Grove, North Carolina 28023. Additional information regarding the interests of these persons may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.


For additional information, contact:

FNB Corp.                                               Rowan Bancorp, Inc.
Michael C. Miller                                       Bruce D. Jones
Jerry A. Little                                         (704) 857-1176
(336)626-8300